SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
		FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-31313
(Check One):		☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR	CUSIP NUMBER 0001120370
	For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Full Name of Registrant Broadwind Energy, Inc.
Former Name if Applicable N/A
Address of Principal Executive Office (Street and Number) 47 East Chicago Avenue, Suite 332
City, State and Zip Code Naperville, IL 60540

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)                                  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)                                 The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

c)                                      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

We are unable to file our Annual Report on Form 10-KSB for the year ended December 31, 2007 prior to March 31, 2008, which is the prescribed filing deadline. The delay results from the significant volume of transactions in which we have engaged in recent months, including our acquisitions of R. B. A., Inc., Brad Foote Gear Works, Inc. and Energy Maintenance Service, LLC. Due to the timing of the acquisitions, as well as integration issues related thereto, we could not, without unreasonable effort or expense, complete the preparation of our consolidated December 31, 2007 financial statements and provide our independent auditor with the information required for completion of its audit of those financial statements in time to file the Annual Report on Form 10-KSB by the prescribed filing deadline of March 31, 2008. We currently expect to be able to file our Annual Report on Form 10-KSB for the year ended December 31, 2007 on or prior to the extended deadline of April 15, 2008.

This Notification of Late Filing on Form 12b-25 includes “forward looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. For this purpose, any statements about our future expectations, plans and prospects, including, without limitation, statements regarding our ability to meet the extended filing deadline for our Annual Report on Form 10-KSB, constitute forward-looking statements. Without limiting the foregoing, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. Subsequent events and developments may cause our expectations and beliefs to change. We do not intend to update publicly or revise any forward-looking statements except as required by law.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Steven A. Huntington, Chief Financial Officer	920	684-5531
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

			☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See narrative in Part III, above.

We anticipate that a significant change in our results of operations from our 2006 fiscal year will be reflected in the earnings statements to be included in our Form 10-KSB for the year ended December 31, 2007 as a result of the following previously disclosed transactions: (i) our acquisition of R. B. A., Inc. and (ii) our acquisition of Brad Foote Gear Works, Inc. In addition, the 2007 fiscal year is the first full year of operations for our Tower Tech Systems, Inc. subsidiary. Tower Tech Systems, Inc. exited the development stage of operations on January 1, 2007.

We have not completed the financial statements of Brad Foote Gear Works, Inc. to enable us to estimate the effect on our results of operations.

Broadwind Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	April 1, 2008	By	/s/ Steven A. Huntington
Steven A. Huntington, Chief Financial Officer